Exhibit 99.1

ENVOY CAPITAL GROUP INC. ANNOUNCES
THIRD QUARTER RESULTS FOR FISCAL 2009

TORONTO, ON – August 13, 2009 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its third quarter of Fiscal 2009.

For the quarter ended June 30, 2009, Envoy incurred a net loss of ($1.8) million or ($0.21) per fully diluted share compared with a net loss of ($1.3) million or ($0.14) per fully diluted share for the same quarter last year.  The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.6 million for the current quarter and 8.9 million for last year.

The Consumer and Retail Branding Division, Watt International Inc. incurred a loss of ($647,000) in the third quarter compared with profit of $670,000 last year.  This loss includes approximately $325,000 in non-recurring expenses.

The Merchant Banking Division incurred a loss of ($860,000) during the third quarter this year compared with a loss of ($1.4) million last year.  This loss includes a foreign currency loss of approximately $600,000.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Joseph Leeder
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	June 30	September 30
	2009	2008

Current assets	$23,925,920	$28,822,868
Long-term assets	7,261,221	7,659,176
	31,187,141	36,482,044

Current liabilities	3,167,391	4,322,723
Long-term liabilities	-	-
	3,167,391	4,322,723

Minority interest	11,852	-

Shareholders' equity	28,007,898	32,159,321

	$31,187,141	$36,482,044

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2009	2008

Net revenue from consumer branding business	$10,130,534	$12,054,545
Net investment losses	(481,738)	(1,095,490)
Interest and dividend income	233,533	602,841
	9,882,329	11,561,896

Operating expenses:
Salaries and benefits	10,346,738	9,939,468
General and administrative	2,493,198	2,500,075
Occupancy costs	570,551	442,679
	13,410,487	12,882,222

Depreciation	517,573	551,396

Interest expense and financing costs	50,660	59,793
	13,978,720	13,493,411

Loss before income taxes and minority interest	(4,096,391)	(1,931,515)

Income tax recovery	-	(25,780)

Loss before minority interest	(4,096,391)	(1,905,735)

Minority interest	(4,445)	-

Net loss	(4,091,946)	(1,905,735)

Loss per share
Basic	$(0.48)	$(0.21)
Diluted	$(0.48)	$(0.21)

Weighted average number of common shares outstanding - basic	8,558,496	9,268,345
Weighted average number of common shares outstanding - fully diluted	8,558,496	9,268,345

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

(Deficit) retained earnings, beginning of period	$(7,064,010)	$3,094,135

Net loss	(4,091,946)	(1,905,735)

(Deficit) retained earnings, end of period	$(11,155,956)	$1,188,400

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2009	2008

Net revenue from consumer branding business	$3,134,035	$4,521,386
Net investment losses	(226,762)	(1,164,758)
Interest and dividend income	25,378	165,784
	2,932,651	3,522,412

Operating expenses:
Salaries and benefits	3,508,366	3,531,981
General and administrative	856,744	940,285
Occupancy costs	180,316	122,248
	4,545,426	4,594,514

Depreciation	166,341	182,950

Interest expense and financing costs	33,401	29,752
	4,745,168	4,807,216

Loss before income taxes and minority interest	(1,812,517)	(1,284,804)

Income tax expense	-	-

Loss before minority interest	(1,812,517)	(1,284,804)

Minority interest	(1,415)	-

Net loss	(1,811,102)	(1,284,804)

Loss per share
Basic	$(0.21)	$(0.14)
Diluted	$(0.21)	$(0.14)

Weighted average number of common shares outstanding - basic	8,558,377	8,882,658
Weighted average number of common shares outstanding - fully diluted	8,558,377	8,882,658

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

(Deficit) retained earnings, beginning of period	$(9,344,854)	$2,473,204

Net loss	(1,811,102)	(1,284,804)

(Deficit) retained earnings, end of period	$(11,155,956)	$1,188,400